EXHIBIT 99.1

Smackover Lithium Receives Key Final Integration Approval from the Arkansas Oil and Gas Commission for South West Arkansas Project

LEWISVILLE, Ark., Oct. 30, 2025 (GLOBE NEWSWIRE) -- Smackover Lithium, a 55:45 owned Joint Venture (“JV”) between Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE.A: SLI) and Equinor (“Equinor”), is pleased to announce unanimous approval from the Arkansas Oil and Gas Commission (“AOGC”) for its Integration Application for the Reynolds Brine Unit where the initial commercial phase of the JV’s flagship South West Arkansas Project (the “Project” or “SWA Project”) is planned to be developed.   Integration is the formal process which amalgamates any non-leased mineral interests into an approved brine production unit, ensuring the operator’s access to the brine while protecting the correlative rights of mineral owners.   This final AOGC approval is a key de-risking step providing certainty on the resource underpinning the Project.

Unitization of the Reynolds brine production area covering 20,854 acres was unanimously approved on April 24th by the AOGC, and a 2.5% lithium royalty was subsequently unanimously approved on May 29th, representing the first such royalty for lithium from brine in Arkansas. The Project has plans for initial annual capacity of 22,500 tonnes of battery-quality lithium carbonate, with first production expected in 2028.

“We thank the AOGC for its attention and support in granting integration approval for our Project,” said Standard Lithium’s President and COO, Dr. Andy Robinson. “With this key regulatory milestone behind us, we can continue to push towards a Final Investment Decision for the SWA Project as soon as practical.”

"Arkansas continues to be focused on driving economic growth through regulatory certainty," said Allison Kennedy Thurmond, VP for US Lithium at Equinor. "The unanimous approvals from AOGC for our unitization, royalty and now integration applications provide confidence for the SWA Project to move forward."

About Smackover Lithium

Smackover Lithium is a joint venture between Standard Lithium and Equinor. Formed in May 2024, Smackover Lithium is developing two direct lithium extraction (“DLE”) projects in Southwest Arkansas and East Texas (the “JV Projects”).   Standard Lithium owns a 55% interest and Equinor holds the remaining 45% interest in the two JV Projects, with Standard Lithium maintaining operatorship.

About Standard Lithium

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated DLE and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the SWA Project, a greenfield project located in southern Arkansas, and actively advancing a promising lithium brine resource position in East Texas.

Standard Lithium trades on both the TSX Venture Exchange (the “TSXV”) and the NYSE American under the symbol “SLI”. Please visit the Company’s website at www.standardlithium.com.

About Equinor

Equinor is an international energy company committed to long-term value creation in a low-carbon future. Equinor’s portfolio of projects encompasses oil and gas, renewables and low-carbon solutions, with an ambition of becoming a net-zero energy company by 2050. Headquartered in Norway, Equinor is the leading operator on the Norwegian continental shelf and has offices in more than 20 countries worldwide. Equinor’s partnership with Standard Lithium to mature DLE projects builds on its broad US energy portfolio of oil and gas, offshore wind, low carbon solutions and battery storage projects.

For more information on Equinor in the US, please visit: Equinor in the US - Equinor.

Investor Inquiries
Daniel Rosen
+1 604 409 8154
investors@standardlithium.com

Media Inquiries
media@standardlithium.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “could”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the timing of any development of SWA, regulatory or government requirements or approvals and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.